

Joe Lavin · 2nd

Hotel Owner & Consultant

Potomac, Maryland, United States · 500+ connections ·

Contact info



Harborstone Hospita

Cornell University

Experience

Owner

Harborstone Hospitality

Jan 2005 – Present · 15 yrs 10 mos

HarborStone Hospitality, an entrepreneurial venture to develop and own hotels and provide general consulting in the hospitality industry, was established in 2005 by Joseph Lavin. Consulting expertise includes: franchising, change mangagement, brand creation and strategy and country inns.

Through Green Visions, LLC, Lavin purchased and is owner-operator of the historic Norwich Inn, located in Norwich, Vermont (www.norwichinn.com). The Inn, about 1 mile from Dartmoutl College, features 38 rooms, a restaurant, pub and on site micro brewery.



Marriott International

6 yrs 6 mos

Executive VP and Managing Director-ExecuStay

Jan 2001 – Mar 2004 · 3 yrs 3 mos

CEO of Marriott's Corporate Housing Division

Senior Vice President, Franchising











Oct 1997 – Jan 2002 · 4 yrs 4 mos

Served as Senior Vice President, Franchising, for I
his leadership, Marriott's franchising business ach
comprises 70 percent of Marriott's limited-service
creation of the company's newest lodging brand, S

Senior Vice President, Development, New I

Choice Hotels International

Jan 1989 – Sep 1997 · 8 yrs 9 mos

Lavin formerly served at Choice Hotels Internation
These included the responsibilities of Senior Vice
oversaw the creation and direction of Choice's ne
Senior Vice President of Development, where mar

Director Hotel Development Planning

Marriott International

Dec 1981 – Aug 1984 · 2 yrs 9 mos

Associate

Laventhol & Horwath

Apr 1979 – Dec 1981 · 2 yrs 9 mos

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Education

Cornell University

Bachelor of Science (BS), Hotel Administration

1971 – 1975

Activities and Societies: Cornell University Senate, Board of Student Management Corp, VP Beta Theta Pi, VP Cornell Hockey Fans Assn, President The Majura Nolada Society, aka "The Mummies," Cornell Concert Commission, Reporter WVBR Radio

Skills & Endorsements

Hotels · 46

Endorsed by **Deiv Salutskij and 1 other who is highly skilled at this**

Endorsed by **2 of Joe's colleagues at Mar International**

Hospitality · 45

 Endorsed by **8 of Joe's colleagues at Marriott Internatio**

Hospitality Industry · 35

 Endorsed by **8 of Joe's colleagues at Marriott Internatio**

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